

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 1, 2008

Mr. Michel Bouchard
President and CEO
Cadiscor Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec CANADA J4B 7K1

> **Re: Cadiscor Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-52252**

Dear Mr. Bouchard:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comments 3 and 4 regarding adjacent properties and your resource disclosures as they pertain to U.S. SEC disclosure. Your response indicated your company policy regarding the accuracy of your information as posted on your website and that no additional cautionary language disclosure is necessary. Information posted on your website is a form of public communication and we believe that the additional cautionary language we requested will assist US investors to understand the differences between information that is presented on your website as compared to information presented in your periodic filings filed with the SEC. Therefore, please insert the

cautionary language as requested in prior comments 3 and 4 in the disclaimer section of your website Item 4.

* * * * *

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,
Christopher White



Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010



DATE: August 1, 2008

TO: Mr. Michel Bouchard
President and CEO
Cadiscor Resources Inc.
(450) 449 - 0066 (Tel)
(450) 449 - 1744 (Fax)

FROM: George K. Schuler
Mine Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
(202) 551-3718 (Tel)
(202) 772-9368 (Fax)

Re: **Cadiscor Resources Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 0-52252

Number of pages including cover sheet: 3



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TRANSMISSION OK

TX/RX NO	2678
RECIPIENT ADDRESS	14504491744
DESTINATION ID	
ST. TIME	08/01 16:36
TIME USE	00'55
PAGES SENT	3
RESULT	OK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

DATE: August 1, 2008

TO: Mr. Michel Bouchard
President and CEO
Cadiscor Resources Inc.
(450) 449 - 0066 (Tel)
(450) 449 - 1744 (Fax)

FROM: George K. Schuler
Mine Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
(202) 551-3718 (Tel)
(202) 772-9368 (Fax)

Re: **Cadiscor Resources Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 0-52252

Number of pages including cover sheet: 3